UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-496



HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Issuer of the securities held pursuant to the Plan

A Delaware Corporation
I.R.S. Employer Identification No. 51-0023450
Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
Telephone: 302-594-5000

INDEX TO FINANCIAL STATEMENT AND REQUIRED SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hercules Incorporated Savings and Investment Plan
Wilmington, Delaware

We have audited the accompanying statements of net assets available for benefits of Hercules Incorporated Savings and Investment Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hercules Incorporated Savings and Investment Plan as of December 31, 2006 and 2005, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Plan changed it method of valuing investment contracts from contract value to fair value as required by a recent accounting pronouncement.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MorisonCogen LLP
Bala Cynwyd, Pennsylvania
June 25, 2007

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

		December 31,		
		2006		2005
ASSETS:				
Investments (at fair value) (Note 3)	$	386,988	$	356,296
Employee Loans Receivable (Note3)		3,896		4,700
Total (at fair value)		390,884		360,996
Contributions receivable		7,531		4,599
Total assets	$	398,415	$	365,595
LIABILITIES:				
Loan payable (Note 6)		28,297		39,154
Total liabilities		28,297		39,154
Net assets reflecting all investments at fair value		370,118		326,441
Adjustment from fair value to contract value for				
fully benefit – responsive investment contract		727		1,120
NET ASSETS AVAILABLE FOR BENEFITS	$	370,845	$	327,561

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

| | Year Ended December 31, | |
	2006	2005
ADDITIONS:		
Increase to net assets attributed to:		
Investment income (loss)		
Net appreciation (depreciation) in fair value		
of investments (Note 3)	$ 57,719	$ (13,542)
Interest	3,694	3,636
Dividends	9,831	6,436
Contributions:		
Participants	12,869	12,619
Employer	18,757	16,878
Transfers from other plans	10	14
Total Additions	102,880	26,041
DEDUCTIONS:		
Deductions from net assets attributed to:		
Benefits paid to participants	46,034	36,513
Transfers to other plans (Note 9)	11,139	—
Administrative expenses	26	14
Interest Expense	2,397	2,517
Total Deductions	59,596	39,044
Net Increase (Decrease)	43,284	(13,003)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	327,561	340,564
End of year	$ 370,845	$ 327,561

The accompanying notes are an integral part of these financial statements

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.   Description of Plan

The following description of the Hercules Incorporated Savings and Investment Plan (the Plan) provides only general information. The Plan is a defined contribution IRC Section 401(k) plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Upon hire, all United States Hercules Incorporated ("Hercules" or the "Company") employees are immediately eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. Upon hire, all new employees are immediately enrolled in the Plan unless they choose not to participate. At time of enrollment in the Plan, participants may elect to contribute up to 50% of their annual wages on either a pre-tax or post-tax basis, or a combination thereof subject to Internal Revenue Code limitations. The Company contributes, in the form of Hercules Incorporated common stock, 50% of the first 6% of the annual earnings that an employee contributes to the Plan. Participants can also elect to immediately diversify their Company matching common stock contribution into any Plan investment option. Participants direct the investment of their monthly savings into any of the Plan's investment options, or a combination thereof. Eligible participants are also eligible to receive a performance based employer contribution based on pre-established performance metrics. For employees hired on or after January 1, 2005, the Company also makes a Basic Retirement Contribution equal to 2% of their earnings each pay period.

The Plan provides for various stock, bond, and fixed income mutual fund investment options and Hercules common stock. These investments are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain of these investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in one or more of these or other risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum amount that is equal to the lesser of $50,000 or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans plus one percent. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

The Plan was amended effective January 1, 2003 to allow for profit sharing contributions to eligible participants depending on the Company performance. Since the Company met its 2005 target performance, discretionary employer contributions were allocated to eligible participant's accounts in the amount of $1,293. This profit sharing program ended in 2005.

Effective January 1, 2005, the Plan was amended to permit variable employer contribution to eligible participants (salaried employees and those union employees who have negotiated participation in the Flexible Benefits Plans). This Performance Retirement Contribution (PRC) is based on Company performance each year against specific performance targets. Company performance at target will generate an average PRC contribution equal to 3% of participant's annual wages. If the Company's performance exceeds the target, the average contribution could go up to 6% of annual wages. If the Company achieves the target in a given year and generates a 3% pool, the Company will make contributions to the participants' accounts at the beginning of the following year in these amounts:

1.5% of pay for employees with less than 11 years of service.

3% of pay for employees with at least 11, but less than 20 years of service.

4.5% of pay for employees with 20 or more years of service.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

The Company performance target for the PRC for both 2005 and 2006 was Operating Cash Flow. Based on performance against target, the Company made a PRC of $6,609 and $2,368 for 2006 and 2005, respectively, which was allocated to eligible participant accounts.

The fiduciary committee of the Hercules Incorporated Board of Directors has appointed The Vanguard Group ("Trustee") as both the Trustee and Recordkeeper for the Plan, effective July 1, 2002.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosures of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The market values for funds managed by the Trustee are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date ("OVD") for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

Effective for the plan years ending after December 15, 2006 with retroactive application for all prior periods presented, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires certain investment contracts (as defined in the FSP) held by a defined-contribution plan to be reported at fair value. However, for these specific investments, contract value is the more relevant measurement because contract value is the amount participants would receive. As required by the FSP, the Statement of Net Assets Available for Benefits presents the investment contracts at fair value within the "Investments" category. An adjustment from fair value to contract value for these investments is also reflected in the Statement of Net Assets. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Hercules Blended Interest Fund holds investment contracts held in a common collective trust and are subject to the requirements of the FSP. The fair value, adjustment to contract value and contract value for investments within this fund subject to the requirements of the FSP are as follows:

	Fair Value	Adjustment to Contract Value	Contract Value
December 31, 2006	$ 75,523	$ 727	$ 76,250
December 31, 2005	84,895	1,120	86,015

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

3. Investments

The following table presents the fair values of investments held by the Trustee at December 31:

	2006	2005
* Vanguard 500 Index Fund	$ 45,167	$ 43,154
Vanguard Explorer Fund	10,517	11,080
Vanguard Extended Market Index Fund	7,727	6,740
* Vanguard Growth & Income Fund	25,551	26,302
Vanguard International Growth Fund	19,708	11,867
* Vanguard PRIMECAP Fund	42,351	42,546
Vanguard Small-Cap Value Index Fund	12,627	9,278
Vanguard Total Bond Market Index Fund	14,392	13,015
* Vanguard Windsor II Fund	27,476	26,026
* Hercules Common Stock Fund	82,445	61,668
* Hercules Blended Interest Fund	75,523	84,895
Vanguard Target Retirement 2005 Fund	1,628	—
Vanguard Target Retirement 2015 Fund	10,356	—
Vanguard Target Retirement 2025 Fund	7,793	—
Vanguard Target Retirement 2035 Fund	2,426	—
Vanguard Target Retirement 2045 Fund	724	—
Vanguard Target Retirement Income	577	—
Vanguard LifeStrategy Conservative Growth Fund	—	4,480
Vanguard LifeStrategy Growth Fund	—	3,918
Vanguard LifeStrategy Income Fund	—	2,903
Vanguard LifeStrategy Moderate Growth Fund	—	8,424
	$ 386,988	$ 356,296
Employee Loans Receivable	3,896	4,700
Total	$ 390,884	$ 360,996

* Represents at least 5% of the Plan's net assets at December 31, 2006 and 2005

Net appreciation (depreciation) in fair value of investments for the Plan for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Hercules Common Stock	$ 38,555	$ (20,374)
Mutual Funds	19,164	6,832
Net appreciation (depreciation) in fair value of investments	$ 57,719	$ (13,542)

- 8 -

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

4.   **Employer Contributions Received and Receivable**

As of, and for the years ended December 31, 2006 and 2005 respectively, the Company made the following contributions to the Plan.

	Stock	Cash	Total
December 31, 2006	$ 18,566	$ 191	$ 18,757
December 31, 2005	$ 14,452	$ 2,426	$ 16,878

At December 31, 2006 and 2005, $6,840 and $3,898, respectively were receivable from the Company.

5.   **Non-participant-directed Investments**

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

	Investments	Contributions Receivable	Loan	Net Assets
December 31, 2006				
Hercules Common Stock Fund (participant-directed)	$ 30,013	$ 33	$ —	$ 30,046
	30,013	33	—	30,046
Hercules ESOP Stock Fund (non-participant-directed)				
Allocated	26,454	6,817	—	33,271
Unallocated	25,978	—	(28,297)	(2,319)
	52,432	6,817	(28,297)	30,952
	$ 82,445	$ 6,850	$ (28,297)	$ 60,998
December 31, 2005				
Hercules Common Stock Fund (participant-directed)	$ 24,147	$ 30	$ —	$ 24,177
	24,147	30	—	24,177
Hercules ESOP Stock Fund (non-participant-directed)				
Allocated	18,103	1,523	—	19,626
Unallocated	19,418	—	(39,154)	(19,736)
	37,521	1,523	(39,154)	(110)
	$ 61,668	$ 1,553	$ (39,154)	$ 24,067

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

Investment gain (loss) income for the years ended December 31, 2006 and 2005 are as follows:

	Hercules Common Stock Funds	Hercules ESOP Stock Fund Allocated	Unallocated
December 31, 2006			
Net appreciation in fair value of investments:	$ 14,607	$ 12,315	$ 11,633
Employer contributions	60	5,346	13,255
Employee contributions	503	—	—
Benefit paid to participants	(2,845)	(2,295)	—
Interest expense	(4)	—	(2,397)
Allocation of shares under ESOP provisions	—	5,074	(5,074)
Net loan activity	69	(131)	—
Transfer to other investments options	(6,521)	(6,664)	—
Net increase	$ 5,869	$ 13,645	$ 17,417
December 31, 2005			
Net (depreciation) in fair value of investments:	$ (8,009)	$ (5,727)	$ (6,638)
Employer contributions	24	(117)	14,575
Employee contributions	493	—	—
Benefit paid to participants	(2,645)	(1,849)	—
Interest expense	(2)	—	(2,518)
Allocation of shares under ESOP provisions	—	5,374	(5,374)
Net loan activity	119	(74)	—
Transfer to other investments options	(2,391)	(2,685)	—
Net (decrease) increase	$ (12,411)	$ (5,078)	$ 45

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

6.   Loan Payable

Pursuant to a loan agreement entered into with the Company in 2001, the Plan borrowed $11,000 in December 2001. This loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed principal payment schedule of $200 per year on December 31 of each year from 2002 through 2019, with a balloon payment of $7,400 payable on December 31, 2020. On April 29, 2002, the Plan borrowed an additional $75,000 from the Company. This second loan has a maturity date of December 31, 2020, bears interest at a rate of LIBOR plus 2.75% and has a fixed payment schedule of $250 at the end of each calendar quarter as follows: $250 on June 30, 2002 and $250 on the last day of each quarter thereafter, with any remaining principal balance payable on December 31, 2020. Interest rate of both loans at December 31, 2006 was 8.14%.

The Plan provides for the periodic allocation of shares of Hercules common stock held by the ESOP component of the Plan to the account of Plan participants to satisfy Hercules' matching obligations. The unallocated shares of the ESOP are pledged as security for the loans. The value of the outstanding borrowings under the promissory notes is $28,297 and $39,154 at December 31, 2006 and 2005, respectively.

7.   Related Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee; therefore, these transactions qualify as party-in-interest transactions.

8.   Tax Status

On March 18, 2003, the United States Treasury Department advised the Company that the Plan as amended through January 28, 2002, is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter, to include, among other things, the merger of the BetzDearborn Plan and the performance based and fixed contribution. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

9.   Merger of FiberVisions Plans and FiberVisions Divesture

Effective January 1, 2004 the FiberVisions 401(k) Savings and Investment Plan was merged into Hercules Savings and Investment Plan. The net assets available for benefits at December 31, 2003 for FiberVisions Inc. Saving and Investment Plan were $12,800, which included the participant loan balance of $814.

On March 31, 2006, the Company completed the sale of a 51% interest in FiberVisions Delaware Corporation to SPG/FV Investor, LLC ("SPG/FV"). In connection with the transaction, effective April 1, 2006, FiberVisions employees, who were participants in the Hercules Savings and Investment Plan, left the Plan and participate in a plan sponsored by SPG/FV. This change resulted in $11,139 in assets being transferred from Hercules Savings and Investment Plan.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes at End of Year – Attachment for Schedule H, Line 4i
As of December 31, 2006

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Issue	Investment Type	Cost/Contract Value	Current/Contract Value
*Vanguard 500 Index Investment	Registered Investment Company	$ 33,834,114.50	$ 45,166,440.61
*Vanguard Explorer Fund	Registered Investment Company	9,287,471.14	10,516,983.03
*Vanguard Extended Market Index Investment	Registered Investment Company	5,836,842.64	7,726,808.43
*Vanguard Growth & Income Investment	Registered Investment Company	18,864,283.80	25,551,348.80
*Vanguard International Growth Fund	Registered Investment Company	15,838,814.26	19,708,255.06
*Vanguard PRIMECAP Fund	Registered Investment Company	28,948,820.19	42,351,414.23
*Vanguard Small-Cap Value Index	Registered Investment Company	10,499,758.29	12,626,901.46
*Vanguard Target Retirement 2005	Registered Investment Company	1,570,824.80	1,627,774.63
*Vanguard Target Retirement 2015	Registered Investment Company	9,737,035.16	10,355,522.08
*Vanguard Target Retirement 2025	Registered Investment Company	7,226,569.45	7,792,791.82
*Vanguard Target Retirement 2035	Registered Investment Company	2,217,899.85	2,426,434.27
*Vanguard Target Retirement 2045	Registered Investment Company	671,265.00	724,370.91
*Vanguard Target Retirement Inc	Registered Investment Company	566,427.41	577,309.80
*Vanguard Total Bond Market Index	Registered Investment Company	14,591,015.61	14,391,522.18
*Vanguard Windsor II Fund Investment	Registered Investment Company	20,433,466.77	27,476,359.31
*Hercules Common Stock Fund	Company Stock Fund	31,677,690.28	30,012,580.45
*Hercules ESOP Fund	Company Stock Fund	21,178,697.99	26,454,467.17
*Hercules ESOP - Unallocated	Company Stock Fund	15,201,969.10	25,977,878.17
*Hercules Blended Interest Fund (see Note 1)	Unallocated Insurance Contract	76,249,851.84	76,249,851.84
Subtotal		$ 324,432,818.08	$ 387,715,014.25
*Loan Fund Employee Loan Receivable	5.25%-9.75%	3,896,175.06	3,896,175.06
Total Assets Held for Investment Purposes		$ 328,328,993.14	$ 391,611,189.31

*Party in Interest

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

Schedule of Reportable Transactions – Attachment for Schedule H, Line 4i
As of December 31, 2006

Hercules Incorporated Savings and Investment Plan, EIN 51-0023450, PN 020

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	Vanguard 500 Index Investment	$ 7,564,956.69			$ 7,564,956.69	
The Vanguard Group	Vanguard 500 Index Investment		$ 10,924,770.36	$ 8,830,255.44	10,924,770.36	2,094,514.92
The Vanguard Group	Hercules Bin	18,723,057.00			18,723,057.00	
The Vanguard Group	Hercules Bin		28,486,711.09	28,486,711.09	28,486,711.09	
The Vanguard Group	Hercules Common Stock Fund	8,475,817.34			8,475,817.34	
The Vanguard Group	Hercules Common Stock Fund		21,179,569.89	23,510.731.64	21,179,569.89	(2,331,161.75)

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan
year as defined in 'section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

/s/ Edward V. Carrington

Edward V. Carrington
Vice President, Human Resources
Plan Administrator
June 25, 2007

EXHIBIT INDEX

Number	Description
23.1	Consent of Independent Accountants

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-37279) of Hercules Incorporated of our report dated June 25, 2007 relating to the financial statements of the Hercules Incorporated Savings and Investment Plan, which appears in this Form 11-K.

/s/ MorisonCogen LLP
Bala Cynwyd, Pennsylvania
June 25, 2007